October 18, 2005



Mr Bradley S. Powell
Vice President of Finance
Eden Bioscience, Inc.
3830 Monte Villa Parkway, Suite 100
Bothell, Washington 98021-7266


	Re:	Eden Bioscience, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 25, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2005 and June 30,
2005
      Filed May 11, 2005 and July 26, 2005
		Response Letter Dated September 15, 2005
      File No. 0-31499

Dear Mr Powell:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements, page 40

Inventory, page 45

1. We note your response to our prior comment one and are unable to agree with your conclusions. Please provide us with an analysis which categorizes and quantifies current and long-term inventory on a reasonable and supportable basis for fiscal years 2004 and 2003. Please contact us at your earliest convenience.


Revenues, page 46.

2. We note your response to our prior comment two which did not fully address our request. In this regard, we note your indication that you have never encountered or anticipate encountering a situation requiring you to replace your product held by distributors due to shelf life expiration in contrast to our request asking whether you might be required to replace product held by distributors in the event the product`s shelf life expires because of your product warranty provisions. As previously requested, please confirm, if true, our understanding, which is based on your response, that if a distributor sells product to an end user and that product doesn`t perform due to age deterioration, the end user has no legal remedy or claim under your product warranty provisions for product replacement or reimbursement.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions. Direct any correspondence to us at the following ZIP
Code:
20549.

								Sincerely,



								Jill Davis
								Branch Chief

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Mr. Bradley S. Powell
Eden Bioscience, Inc.
October 18, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010